THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 101(d) OF REGULATION S-T

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                       Ramtron International Corporation
                       ---------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

             A-06704, A-06703, A-08554, A-08979, A-03137, A-03138,
              A-03139, A-03135, A-06705, A-06644,A-03136, A-06645
              ---------------------------------------------------
                                (CUSIP Number)


                 Sparks Willson Borges Brandt & Johnson, P.C.
                 --------------------------------------------
                          128 South Tejon, Suite 304
                          --------------------------
                              Post Office Box 678
                              -------------------
                          Colorado Springs, CO 80901
                          --------------------------
                                (719) 475-0097
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                    6/14/00
                                  ----------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

CUSIP No.    A-06704, A-06703, A-08554, A-08979, A-03137, A-03138,A-03139,
             -------------------------------------------------------------
             A-03135, A-06705, A-06644,A-03136, A-06645
             ------------------------------------------
--------

1    Name of Reporting Person

     William Michael Mushkin
     Elizabeth Loring Crane/1/


2    Check the Appropriate Box if a Member of a Group
          a
            ------
          b   X  2
            ------

3    SEC USE ONLY

4    Source of Funds *

                   PF

5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)    N/A

6    Citizenship or Place of Organization

     William Michael Mushkin United States of America
     Elizabeth Loring Crane United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power:

     William Michael Mushkin   -  466,666
     Elizabeth Loring Crane    -  485,714


8    Shared Voting Power:      0


_________________
1  Mr. Mushkin and Ms. Crane are a married couple.
2 While Mr. Mushkin and Ms. Crane are a married couple, they do not affirm their relationship as that of a "group" for purposes of Rule 13D-5(b)(1).

9    Sole Dispositive Power:
          William Michael Mushkin   -  466,666
          Elizabeth Loring Crane    -  485,714


10   Shared Dispositive Power:      0

11   Aggregate Amount Beneficially Owned by Each Reporting Person:

          William Michael Mushkin   -  466,666
          Elizabeth Loring Crane    -  485,714

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *
     _ N/A

13   Percent of Class Represented by Amount in Row (11):    5.58 %

14   Type of Reporting Person *

          William Michael Mushkin   -  IN
          Elizabeth Loring Crane    -  IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1:   SECURITY AND ISSUER

     This Schedule relates to the acquisition (the "Acquisition") of beneficial ownership of Common Stock, $.01 par value per share, of Ramtron International Corporation (hereinafter the "Company"), whose principal place of business is located at 1850 Ramtron Drive, Colorado Springs, CO 80921. The names and addresses of the Company's principal executive officers are:

     L. David Sikes:     Chairman of the Board and Chief Executive Officer
                         1850 Ramtron Drive, Colorado Springs, CO 80921

     Greg B. Jones:      Director, President and Chief Operating Officer
                         1850 Ramtron Drive, Colorado Springs, CO 80921

ITEM 2:   IDENTITY AND BACKGROUND OF REPORTING PERSON

     a.   Names--  William Michael Mushkin
                   Elizabeth Loring Crane

William Michael Mushkin

     b.   Residence address--376 Ogden Street, Denver, CO 80218

     c. Occupation--The Reporting Person was the president of Mushkin Inc., a Colorado corporation ("Mushkin"). Mushkin is a computer memory system marketing company located at 435 West Colfax Ave., Denver, CO 80204. Upon the closing of the Merger, Mr. Mushkin resigned as an officer and director of Mushkin and became an employee of the Company.

Elizabeth Loring Crane

     b.   Residence address--376 Ogden Street, Denver, CO 80218

     c. Occupation--The Reporting Person is an attorney at the law firm of Holland & Hart, LLP at the office located at 555 Seventeenth Street, Suite 3200, Denver, CO 80202-3979.


     d. During the past five years, neither Reporting Person has been convicted in any criminal proceeding.

     e. During the past five years, neither Reporting Person has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws.

     f.   The Reporting Persons are citizens of the United States of America.


Item 3:   SOURCE OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person exchanged 100% of the outstanding shares of Mushkin which were the personal property of the Reporting Persons, for 952,380 shares of the Common Stock of the Company. The Company is holding 95,238 of such shares in escrow for a period of one year to secure the Reporting Persons' indemnification obligations with respect to the Agreement and Plant of Merger ("Merger Agreement") through which the Reporting Persons acquired such shares.



Item 4:   PURPOSE OF TRANSACTION

     The ownership of the shares which is the subject of this Schedule was acquired by the Reporting Persons in connection with the Merger Agreement of Mushkin, which was wholly owned by the Reporting Persons, and the Company. As an employee of the Company, William Michael Mushkin may, from time to time, receive additional shares of the Company's Common Stock through stock option or other compensation plans. The Reporting Persons have no plan to effect any transaction which would have the effect of, or result in, any of the following:

     a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company (other than as disclosed above); provided, however that the Reporting Persons may review their investment in the Company from time to time and make adjustments in their holdings as they deem appropriate;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     j.   Any action similar to any of those enumerated above.


ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Schedule, the Reporting Persons are deemed to beneficially own 952,380 shares of Common Stock of the Company. The Company is holding 95,238 of such shares in escrow for a period of one year to secure the Reporting Persons' indemnification obligations with respect to the Merger Agreement through which the Reporting Persons acquired such shares. The Reporting Persons' beneficial ownership represents 5.58% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

     b. William Michael Mushkin has the sole power to vote and dispose of 466,666 shares of Common Stock of the Company. Elizabeth Loring Crane has the sole power to vote and dispose of 4,485,714 shares of Common Stock of the Company. The Company is holding 95,238 of the shares in escrow for a period of one year to secure the Reporting Persons' indemnification obligations with respect to the Merger Agreement through which the Reporting Persons acquired such shares.

     c.   Not applicable.

     d.   Not applicable.

     e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the Merger Agreement whereby the Reporting Persons exchanged 100% of the outstanding shares of Mushkin for the 952,380 shares of the Common Stock of the Company reported herein, the Reporting Persons are obligated to deliver to the Company 95,238 (10%) of such shares, to be held in escrow for one year as security against any breach of the representations and warranties made by the Reporting Persons in the Merger Agreement. As the conclusion of the escrow period, the shares shall be returned to the Reporting Persons provided there has been no determination of a breach of the warranties and representations. If there is a determination of a breach, the Merger Agreement provides mechanisms whereby some or all of the escrowed shares may be transferred to the Company.

In connection with the Merger Agreement the Reporting Persons entered into a Lock-Up Agreement with the Company limiting the rights of the Reporting Persons to dispose of certain quantities of the Company's Common Stock. Such restrictions decrease over time and expire completely upon the third anniversary of the Closing of the Merger Agreement (June 14, 2003). A description of the number of shares subject to the Lock-Up Agreement and the time periods involved is provided below:

With respect to 476,190 shares of the Common Stock of the Company, the Reporting Persons shall be permitted to transfer the following amounts:

     -----------------------------------------------------------------------------------------------------------------
     Dates                                                      Shares Permitted to be Transferred
     -----------------------------------------------------------------------------------------------------------------
     After Closing Date and Prior to 90 days after the          40% being 190,476 shares
     Closing Date, or thereafter.
     -----------------------------------------------------------------------------------------------------------------
     90 days after the Closing Date to 180 Days after the       Additional 30% 142,857 being shares (for a total of
     Closing Date, or thereafter.                               70%) being a total of 333,333 shares
     -----------------------------------------------------------------------------------------------------------------
     After 180 days after the Closing Date                      Additional 30% 142,857 being shares (for a total of
                                                                100% being a total of 476,190 shares
     -----------------------------------------------------------------------------------------------------------------

With respect to an additional 476,190 shares of the Common Stock of the Company, the Reporting Persons shall be permitted to transfer the following amounts:

     -----------------------------------------------------------------------------------------------------------------
     Dates                                                      Shares Permitted to beTransferred
     -----------------------------------------------------------------------------------------------------------------
     From and after the first anniversary of the Closing        33.33% being 158,730 shares.
     Date to the second anniversary of the Closing Date,
     or thereafter.
     -----------------------------------------------------------------------------------------------------------------
     From and after the second anniversary of the Closing       Additional 33.33% being 158,730 shares (for a total of
     Date to the third anniversary of the Closing Date, or      66.66%) being a total of 317,460 shares
     thereafter.
     -----------------------------------------------------------------------------------------------------------------
     After the third anniversary of the Closing Date            Additional 33.34% being 158,730 shares (for a total of
                                                                100%) being 476,190 shares
     -----------------------------------------------------------------------------------------------------------------

ITEM 7:   MATERIAL TO BE FILED AS EXHIBITS

     N/A

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.



/s/ William Michael Mushkin          Date:    June 26, 2000
---------------------------                   -------------
William Michael Mushkin

/s/ Elizabeth Loring Crane           Date:    June 26, 2000
--------------------------                    -------------
Elizabeth Loring Crane